Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

June 10, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on June 10, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

June 10, 2024.

Schedule “A”

Bitfarms Announces Adoption of Shareholder Rights Plan

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (June 10, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF) (“Bitfarms” or the “Company”), a global Bitcoin vertically integrated company, today announced that its Board of Directors (the “Board”) has unanimously approved the adoption of a shareholder rights plan (the “Rights Plan”) pursuant to a shareholder rights plan agreement entered into with TSX Trust Company, as rights agent, dated June 10, 2024 (the “Effective Date”). The Rights Plan is being adopted to preserve the integrity of our previously announced strategic alternatives review process (the “Strategic Alternative Review Process”) and is in the best interests of all Bitfarms’ shareholders.

Shareholder Rights Plan

As previously announced, the Board formed a special committee of independent directors (the “Special Committee”) to conduct a Strategic Alternatives Review Process to consider, among other things, continuing to execute on the Company’s business plan, a business combination or other strategic transaction, or a sale of the Company.

Riot Platforms, Inc. (“Riot”) (i) is the holder of a minimum of 47,830,440 common shares in the capital of the Company, representing 11.62% of the issued and outstanding voting securities of the Company, (ii) has made an unsolicited proposal to the Board to acquire all of the issued and outstanding common shares of the Company, and (iii) announced its intention to requisition a special meeting of shareholders of the Company in efforts to circumvent and frustrate the Strategic Alternatives Review Process being undertaken by the Special Committee.

After receiving Riot’s proposal on April 22, 2024, at which time Riot owned 14,848,938 common shares of the Company, representing 3.61% of the issued and outstanding voting securities of the Company, the Special Committee thoroughly evaluated the proposal, and after careful consideration, determined that the proposal significantly undervalues the Company and its growth prospects. The Special Committee has welcomed Riot’s interest in the Company and participation in the ongoing Strategic Alternatives Review Process, including by agreeing to the standstill term proposed by Riot. Disappointingly, Riot declined to participate in the process and instead has continued to acquire common shares of the Company in the open market, thereby acquiring an additional 8.01% of the Company’s common shares since April 22, 2024, in an attempt to undermine the integrity of the process and thwart the interest of third parties.

The Special Committee, in consultation with its financial, legal and strategic advisors, believes that the adoption of the Rights Plan is necessary at this time in order to ensure, to the extent possible, that the Board has sufficient opportunity to identify, develop and negotiate alternatives, if considered appropriate, pursuant to the Strategic Alternative Review Process, to deliver the best value for Bitfarms’ shareholders. The Special Committee has been advised that the continuing accumulation of common shares of the Company by Riot (or economic interests therein) above a 15% threshold in the short term is likely to inhibit the Strategic Alternatives Review Process and therefore prevent the Company from maximizing shareholder value. As a result, on the recommendation of the Special Committee, the Board has unanimously approved the Rights Plan in order to preserve the integrity of the Strategic Alternatives Review Process.

The Rights Plan allows Riot to proceed with an unsolicited take-over bid in accordance with applicable Canadian securities laws and does not prevent Riot from making nominations and soliciting proxies in respect of a requisition.

At the close of business on June 20, 2024 (the “Record Time”), one right (a “Right”) will be issued and attached to each common share outstanding as at that time. A Right will also be attached to each common share issued after the Record Time. The issuance of the Rights will not change the manner in which shareholders trade their common shares. Subject to the terms of the Rights Plan, the Rights issued under the Rights Plan become exercisable if a person (the “Acquiring Person”), together with certain related persons (including persons “acting jointly or in concert” as defined in the Rights Plan), becomes the beneficial owner of: (i) 15% or more of the outstanding common shares during the period beginning at the Record Time and up to and including September 10, 2024; or (ii) thereafter, 20% (the “Stipulated Percentage”), without complying with the “Permitted Bid” provisions of the Rights Plan. The Rights Plan will not be triggered solely by the beneficial ownership of the Stipulated Percentage or more of the common shares by a shareholder and its affiliates, associates and joint actors prior to the date hereof, as any such person would be “grandfathered” under to the terms of the Rights Plan; however, subsequent purchases of more than 1% of the common shares of the Company by a “grandfathered” person after the Effective Date shall cause such person to become an Acquiring Person pursuant to the terms of the Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof (other than the Acquiring Person and certain related persons) to purchase common shares at a significant discount to the market price at that time.

Under the Rights Plan, a “Permitted Bid” is a take-over bid made in compliance with the Canadian take-over bid regime. Specifically, a Permitted Bid is a take-over bid that is made to all shareholders, that is open for 105 days (or such shorter period as is permitted under the Canadian take-over bid regime) and that contains certain conditions, including that no common shares will be taken up and paid for unless more than 50% of the common shares that are held by independent shareholders are tendered to the take-over bid.

While the Rights Plan is effective as of the Effective Date, it is subject to shareholder ratification within six months of its adoption, failing which it will terminate.

Adoption of the Rights Plan is subject to the acceptance of the Toronto Stock Exchange (the “TSX”). The TSX may defer its consideration of the acceptance of the Rights Plan until such time as it is satisfied that the appropriate securities commission will not intervene pursuant to National Policy 62-202 Take-Over Bids – Defensive Tactics. Pursuant to TSX policies, the TSX normally defers acceptance of shareholder rights plans adopted in response to a specific or anticipated take-over bid. The Board is not aware of any pending or threatened take-over bid for the Company, other than the proposal announced by Riot. A deferral of acceptance of the Rights Plan by the TSX will not affect the adoption or operation of the Rights Plan.

The description of the Rights Plan in this press release is qualified in its entirety by the full text of the Rights Plan, which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca or at www.sec.gov.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 Bitcoin mining facilities and one under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the issuance of Rights at the Record Time pursuant to the Rights Plan, the progress or results of the Strategic Alternatives Review Process or the maximization or enhancement of shareholder value, and the statements regarding the TSX’s possible deferral of its consideration of the acceptance of the Rights Plan is forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the ability to successfully conclude the Strategic Alternatives Review Process on a timely basis or at all; the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for three-month period ended March 31, 2024 filed on May 15, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contact:

Tracy Krumme

SVP, Investor Relations

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Actual Agency

Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media

Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

U.S. Media
Dan Katcher or Joseph Sala
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

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